17009409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8-48790

FACING PAGE

MAR 01 2017

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

416

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER [redacted]

Bristol Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street, 22nd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Donenfeld (212) 593-3157
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

OD

Bristol Investment Group, Inc.
Statement of Financial Condition

December 31, 2016

Bristol Investment Group, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Alan P. Donenfeld, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Bristol Investment Group, Inc. for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

Nicole Major Lite
Notary Public, State of New York
No. 01LI6264371
Qualified in Queens County
Commission Expires 6/25/20

Bristol Investment Group, Inc.
Index
December 31, 2016

Page(s)

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Bristol Investment Group, Inc.
110 East 59th Street – 22nd Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 7, 2017

Bristol Investment Group, Inc.

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	18,213
Other assets		1,204
Total assets	$	19,417
Liabilities and Shareholder's Equity		
Accrued expenses		21,200
Shareholder's equity		
Common Stock, no par value, 200 shares authorized, 100 shares issued and outstanding	$	100
Additional paid-in capital		440,703
Retained (deficit)		(442,586)
Total shareholder's equity		(1,783)
Total liabilities and shareholder's equity	$	19,417

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Bristol Investment Group, Inc. (the "Company"), is incorporated in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as agent in the private placements of securities and provides consulting services.

Management has pledged financial support to the Company to enable it to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
Private placement fees and consulting fees are recorded at the time the private placement or service is completed.

Income Taxes
The Company accounts for income taxes under GAAP, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

At December 31, 2016, management has determined that the Company has no uncertain tax positions that would require financial statement recognition.

3. Transactions with related parties

The Company's sole stockholder has personally leased the space occupied by the Company and has indicated that he will not charge the Company for the use of the premises.

4. Income Taxes

At December 31, 2016, the Company had a net operating loss carryforward of approximately $504,500 for income tax purposes. This carryforward will expire from 2023. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $76,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had deficit net capital of approximately $3,000 which was deficient of the required net capital by approximately $8,000.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

6. Subsequent Events

In 2017, the Company determined it was not going perform services for a customer from whom it had received a retainer fee in 2016 and, therefore, the fee was returned.